                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-46653




                             4,573,000 SHARES

                        [LOGO OF LANDRY'S APPEARS HERE]

                                 COMMON STOCK

  Of the 4,573,000 shares of Common Stock offered hereby, 3,370,000 are being sold by the Company and 1,203,000 are being sold by Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "LDRY." On March 12, 1998, the last sale price of the Common Stock as reported by the Nasdaq National Market was $29.00 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                  Proceeds to
                       Price to     Underwriting   Proceeds to      Selling
                        Public       Discount(1)    Company(2)    Stockholders
------------------------------------------------------------------------------
Per Share..........     $28.50         $1.425        $27.075        $27.075
------------------------------------------------------------------------------
Total(3)...........  $130,330,500    $6,516,525    $91,242,750    $32,571,225
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 440,950 and 245,000 shares of Common Stock, respectively, at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $149,880,075 the Underwriting Discount will total $7,494,004, the Proceeds to Company will total $103,181,471 and the Proceeds to Selling Stockholders will total $39,204,600. See "Principal and Selling Stockholders" and "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of NationsBanc Montgomery Securities LLC on or about March 18, 1998.

                               ----------------

NationsBanc Montgomery Securities LLC
      J.C. Bradford & Co.
                      Morgan Stanley Dean Witter
                                            Piper Jaffray Inc.
                                                           Sanders Morris Mundy

                              March 12, 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF SUCH ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context requires otherwise, all references to the "Company" in this Prospectus include Landry's Seafood Restaurants, Inc. and its subsidiaries.

  Certain matters discussed under the caption "The Company," and elsewhere in this Prospectus and the information incorporated herein by reference, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those disclosed herein under the caption "Risk Factors."

                                  THE COMPANY

  As of March 12, 1998, Landry's Seafood Restaurants, Inc. (the "Company") operated 123 full-service, mid-priced, casual dining seafood restaurants in 26 states, primarily under the division names "Joe's Crab Shack" (59 restaurants), "Landry's Seafood House" (43 restaurants) and "The Crab House" (21 restaurants). In addition, the Company operates three limited-menu takeout service units. Management believes that the Company's restaurants appeal to a broad range of customers by offering generous portions of fresh seafood and excellent service in a high energy environment at an attractive price-value relationship.

  The Company's restaurants feature a wide variety of broiled, grilled and fried seafood items including red snapper, shrimp, crawfish, lump crabmeat, lobster, soft shell crabs, oysters, scallops, flounder, and other traditional seafood items, many with a choice of the Company's signature toppings. The restaurants are generally open for lunch and dinner and offer full liquor service. Sales of alcoholic beverages accounted for between 15% and 16% of the Company's revenues in 1997. The Joe's Crab Shack restaurants are designed to appear like an old fishing camp with a wood facade, tin roof and a raised outside deck. Many of the Joe's Crab Shack facilities incorporate a small playground area for children adjacent to family dining areas. The Landry's Seafood House restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade creating the feeling of a traditional old seafood house restaurant. The Crab House restaurants feature a casual nautical theme, and many include a fresh seafood salad bar. In many locations, the Company's restaurants provide outdoor patio service for a more casual, open-air dining experience and often feature waterfront views. The Company's restaurants average approximately 8,000 square feet in size. All of the Company's restaurants operate with very similar philosophies, management policies and practices, training and control practices, purchasing, and menu selections. Management believes the Company's restaurants enjoy a high level of repeat business and customer loyalty due to high food quality, comfortable atmosphere, and friendly, efficient service.

  For the 12-month period ended December 31, 1997, the 78 restaurants opened prior to January 1, 1997, generated average restaurant revenues of approximately $3,000,000, average restaurant cash flow of approximately $630,000 (or 21.0% of revenues), and average restaurant operating income (after depreciation, but before amortization of pre-opening expenses) of approximately $507,000 (or 16.9% of revenues).

  Management believes its commitment to its customers and employees is important to its long-term success. In addition to serving quality seafood at affordable prices in attractive locations, the Company achieves customer satisfaction through prompt, efficient service, low table-to-waitstaff ratios, and an attentive management staff. The Company promotes a sense of personal commitment from its employees through a monthly cash bonus program based on achievement of restaurant specific performance objectives, and a stock option plan which includes restaurant managers.

  The executive headquarters and principal office of the Company are located at 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056. The Company's telephone number is (713) 850-1010.

                               EXPANSION STRATEGY

  The Company plans to continue expanding principally through the opening of new restaurants. From time-to-time, the Company will evaluate the conversion or strategic acquisition of existing restaurants. The Company has no present understandings or agreements to acquire any restaurant concept. During the next several years, the Company plans to focus expansion efforts primarily in the southern and mid-western portions of the United States, although the Company has and will continue to develop or acquire restaurants in cities outside of this area. The Company believes that the taste, variety, and perceived health advantages of seafood, support the Company's decision to concentrate its expansion efforts on quality seafood restaurants in strategically targeted markets.

  The Company's current development plan is to open at least 45 new restaurants in 1998, of which eight restaurants were open and 35 restaurants were under construction or development as of March 12, 1998. The Company's primary growth will be in its Joe's Crab Shack division although additional restaurants will be built in the Landry's Seafood House and The Crab House divisions of the Company. Restaurants may be opened in areas where another Company restaurant is operating but which management believes can accommodate another quality seafood restaurant, or where management believes the demographics better suit a different concept. The number of restaurants actually opened will vary depending upon, among other things, the Company's ability to locate suitable restaurant sites, the Company's ability to obtain satisfactory lease or purchase arrangements for restaurant locations, the availability of funds to construct and open such restaurants, the Company's ability to obtain on a timely basis all necessary governmental permits to construct and operate such restaurants, the Company's ability to adequately manage the construction or conversion of such restaurants, the Company's ability to hire, train and retain skilled management and other restaurant personnel, and general economic conditions. See "Risk Factors--Growth."

                                  THE OFFERING

Common Stock offered by the Company........ 3,370,000 shares
Common Stock offered by the Selling Stock-
 holders................................... 1,203,000 shares(1)
Common Stock to be outstanding after this
 offering.................................. 29,687,449 shares
Use of proceeds............................ To repay outstanding bank loans, to finance expansion and for general
                                            corporate purposes. See "Use of
                                            Proceeds."
Nasdaq National Market symbol.............. LDRY

--------

(1) Of the 1,203,000 shares offered by the Selling Stockholders, 313,000 shares will be acquired immediately prior to the closing of this offering pursuant to the exercise of options granted under the Company's Stock Option Plans. See "Principal and Selling Stockholders."

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        YEAR ENDED DECEMBER 31,
                              -------------------------------------------------
                               1993        1994     1995     1996        1997
                              -------    -------- -------- --------    --------
INCOME STATEMENT DATA (1)
 Revenues.................... $60,667    $100,773 $157,620 $236,107    $311,673
 Merger costs................      --          --       --   25,971(2)       --
 Operating income............   5,254       9,252   15,445      224      41,373
 Income before income taxes
  and cumulative effect of
  accounting change..........   5,431      10,128   16,994    2,285(2)   42,830
 Provision for income taxes..   1,543(3)    3,520    5,946      779      15,400
                              -------    -------- -------- --------    --------
 Income before cumulative
  effect of accounting
  change.....................   3,888(3)    6,608   11,048    1,506(2)   27,430
 Cumulative effect of
  accounting change..........     223          --       --       --          --
                              -------    -------- -------- --------    --------
 Net income.................. $ 4,111(3) $  6,608 $ 11,048 $  1,506(2) $ 27,430
                              =======    ======== ======== ========    ========
 Net income before cumulative
  effect of accounting change
  per share.................. $  0.34
 Cumulative effect of
  accounting change per
  share...................... $  0.02
                              -------
 Net income per share--basic. $  0.36    $   0.41 $   0.58 $   0.06(2) $   1.07
                              =======    ======== ======== ========    ========
 Net income per share--
  diluted.................... $  0.36    $   0.41 $   0.57 $   0.06(2) $   1.03
                              =======    ======== ======== ========    ========
 Weighted average number of
  common shares--basic.......  11,266      16,098   19,051   23,360      25,518
                              =======    ======== ======== ========    ========
 Weighted average number of
  common shares and common
  share equivalents--diluted.  11,266      16,098   19,300   24,100      26,600
                              =======    ======== ======== ========    ========

                                                           DECEMBER 31, 1997
                                                        -----------------------
                                                         ACTUAL  AS ADJUSTED(4)
                                                        -------- --------------
BALANCE SHEET DATA (AT END OF PERIOD)
 Working capital....................................... $ 35,058    $ 81,557
 Total assets..........................................  382,281     427,271
 Short-term notes payable and current portion of long-
  term notes and other obligations.....................       72          72
 Long-term notes and other obligations, noncurrent.....   50,235         235
 Stockholders' equity.................................. $296,738    $393,237

--------
(1) On August 9, 1996, the Company acquired the Bayport Restaurant Group, Inc. ("Bayport") pursuant to a merger transaction (the "Bayport Merger"). The Bayport Merger was accounted for as a pooling of interests and, accordingly, the consolidated financial statements of the Company have been restated to include the accounts and operations of Bayport for all periods represented.
(2) In connection with the Bayport Merger, the Company incurred certain costs. Without giving effect to such costs, the Company's income before income taxes, net income, and net income per share (diluted) would have been approximately $28,257, $18,000 and $0.75, respectively.
(3) Presented on a pro forma basis to give effect to a pro forma tax provision as a result of the Company's conversion from S Corporation to C Corporation status upon consummation of the Company's initial public offering.

(4) Gives effect to the sale of 3,370,000 shares of Common Stock of the Company offered hereby at price per share of $28.50 and the application of the estimated net proceeds therefrom and the exercise of 313,000 stock options by certain Selling Stockholders. See "Use of Proceeds" and
    "Capitalization."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered by this Prospectus.

GROWTH

  The Company has pursued an accelerated expansion strategy since 1990. The Company owned 123 full service and three limited service restaurants as of March 12, 1998. The Company's current development plan is to open 45 new restaurants in 1998 of which eight restaurants were open and 35 restaurants were under construction or development as of March 12, 1998. There can be no assurance that the new restaurants will perform in accordance with management's expectations, or that the Company will not encounter unanticipated problems or liabilities in connection with the new restaurants. Many of its new restaurants will be in geographic markets in which the Company has limited or no previous operating experience. There can be no assurance that the Company will be successful in opening the number of restaurants anticipated in a timely manner, or that, if opened, those restaurants will be operated profitably.

  The Company's ability to expand the number of its restaurants will depend upon a number of factors, including the selection and availability of suitable restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training, and retaining of skilled management and other personnel, the availability of adequate financing, general economic conditions, and other factors, many of which are beyond the control of the Company. The Company's approach to opening new restaurants has been to control its required investment by developing its own in-house construction and development capabilities as general contractor and to lease a substantial number of its restaurant sites. The Company currently anticipates that it will continue to purchase in fee a number of its new restaurant locations, which are expected to be more costly than leased locations. The Company will also evaluate, from time-to-time, the strategic acquisition of existing restaurants. In view of its planned growth, increased competition for sites and inherent uncertainties of construction costs, there can be no assurance that the Company's required net investment for leased or fee owned units will not be higher in the future. See "Business--Expansion Strategy" and "Business--Unit Economics."

  Since 1989, the Company has experienced rapid growth in revenues, restaurant level profit, and net income. The Company remains vulnerable to a variety of business risks generally associated with rapidly growing companies. Failure to continue to upgrade operating and financial controls and systems or unexpected difficulties encountered during expansion could adversely affect the Company's business, financial condition, and results of operation. Although the Company believes that its systems and controls are adequate to address its current needs, there can be no assurance that such systems and controls will be adequate to sustain future growth.

LIMITED OPERATING HISTORY

  A significant number of the Company's restaurants have been open for less than two years. Consequently, the earnings achieved to date by such restaurants may not be indicative of future operating results.

GEOGRAPHIC CONCENTRATION

  Of the Company's existing and planned restaurants, a majority are concentrated in the southern half of the United States. Accordingly, the Company's results of operations may be adversely affected by economic conditions in that region and other geographic areas into which the Company may expand. Also, given the Company's present geographic concentration, adverse publicity relating to the Company's restaurants could have a more pronounced adverse effect on the Company's overall sales than might be the case if the Company's restaurants were more broadly dispersed. In addition, in view of the location of many of the Company's existing and planned restaurants in the Gulf Coast area from Texas to Florida, the Company is particularly susceptible to damage caused by hurricanes or other severe weather conditions. While the Company maintains business interruption insurance, there can be no assurance that if a severe hurricane or other natural disaster should affect the Company's geographical areas of operations, the Company would be able to maintain its current level of operations or profitability.

SEAFOOD SUPPLY AND QUALITY

  In the recent past, certain types of seafood have experienced fluctuations in supply availability. The Company has in the past utilized several seafood suppliers and has not experienced any difficulty in obtaining adequate supplies of fresh seafood on a timely basis. In addition, some types of seafood have been subject to adverse publicity due to certain levels of contamination at their source, which can adversely affect both supply and market demand. The Company maintains an in-house inspection program for its seafood purchases and in the past has not experienced any detriment from contaminated seafood. However, the Company can make no assurances that in the future either seafood contamination or inadequate supplies of seafood might not have a significant and materially adverse effect on the Company's operations and profitability.

CHANGES IN FOOD AND OTHER COSTS

  The Company's profitability is dependent on its ability to anticipate and react to increases in food, labor, employee benefits, and similar costs over which the Company has limited or no control. Specifically, the Company's dependence on frequent deliveries of fresh seafood and produce subjects it to the risk of possible shortages or interruptions in supply caused by adverse weather or other conditions which could adversely affect the availability and cost of such items. The Company's business may also be affected by inflation. In the past, management has been able to anticipate and avoid any adverse effect on the Company's profitability from increasing costs through its purchasing practices and menu price adjustments, but there can be no assurance that it will be able to do so in the future.

RESTAURANT INDUSTRY AND COMPETITION

  The restaurant industry is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic considerations, and the type, number, and location of competing restaurants. The restaurant industry is intensely competitive based on the type and quality of food offered, location, and other factors. The Company has many well established competitors with substantially greater financial resources and longer histories of operation than the Company, including competitors already established in regions into which the Company is planning to expand, as well as competitors planning to expand in the same regions. The Company faces competition from mid-priced, full-service, casual dining restaurants offering seafood and other types and varieties of cuisine. The Company's competitors include national, regional, and local chains as well as local owner-operated restaurants. The Company also competes with other restaurants and retail establishments for restaurant sites.

DEPENDENCE ON CHIEF EXECUTIVE OFFICER AND OTHER EMPLOYEES

  The Company believes that the development of its business has been, and will continue to be, dependent on Tilman J. Fertitta, the Chief Executive Officer, President, and Chairman of the Board of the Company, and other key executive employees. The loss of Mr. Fertitta's services could have a material adverse effect upon the Company's business and development, and there can be no assurance that an adequate replacement could be found for Mr. Fertitta in the event of his unavailability. Mr. Fertitta has entered into an Employment Agreement with the Company expiring December 31, 2000, subject to renewal. The Company's continued growth will also depend on its ability to attract and retain additional skilled management personnel. See "Business--Management and Employees."

CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDER

  Following the completion of this offering, Mr. Fertitta, the principal stockholder of the Company, will beneficially own (excluding exercisable options), in the aggregate, approximately 9.4% of the outstanding Common Stock. As a result he may have significant ability to influence the election of the Board of Directors of the Company and the direction of the affairs of the Company. See "Management" and "Principal and Selling Stockholders."

GOVERNMENT REGULATION

  The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages and to sanitation, public health, fire and building codes. In 1997, between 15% and 16% of the Company's revenues were attributable to the sale of liquor. Alcoholic beverage control regulations require each of the Company's restaurants to apply for and obtain from state authorities a license or permit to sell liquor on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect various aspects of daily operations of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. In certain states, the Company may be subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from the establishment which wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its comprehensive general liability insurance.

  Restaurant operating costs are also affected by other government actions that are beyond the Company's control, including workers' compensation insurance rates, and unemployment and other taxes. At the federal level, there have recently been increases in the minimum hourly wage and there are proposals under consideration to further increase the minimum hourly wage requirements. These and other initiatives could adversely affect the Company as well as the restaurant industry in general. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In 1997, the Food and Drug Administration ("FDA") adopted regulations relating to the establishment of procedures for the safe processing and importing of fish and fishery products. The FDA regulations, which do not apply to retail restaurant establishments, establish regulations to assure the safe processing and importing of seafood by means of implementation of monitoring systems based upon hazard analysis critical control point principles. As a result of the implementation of such regulations, the Company's seafood costs could increase due to the increased expense to seafood suppliers and processors in complying with such regulations.

  Difficulties or failures in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant. The suspension of, or inability to renew, a license could interrupt operations at an existing restaurant, and the inability to retain or renew such licenses would adversely affect the operations of such restaurant. The Company's operations are also subject to requirements of local governmental entities with respect to zoning, land use and environmental factors which could delay or prevent the development of new restaurants in particular locations.

  At the federal and state levels, there are from time to time various proposals and initiatives under consideration to further regulate various aspects of the Company's business and employment regulations. These and other initiatives could adversely affect the Company as well as the restaurant industry in general. In addition, seafood is harvested on a world-wide basis and, on occasion, imported seafood is subject to federally imposed import duties.

TAX LIABILITIES

  The State of Texas currently imposes a franchise tax on each corporation that is organized or does business in the State of Texas at a rate, in general, of 4.5% of such entity's reported federal taxable income. A portion of the Company's revenues are utilized to pay licensing and management fees to certain of the Company's subsidiaries. The income received by certain of these subsidiaries is not subject to Texas franchise tax under current state law. However, there can be no assurance that the State of Texas might not attempt to enact legislation or assert positions which would attempt to assess additional franchise tax payments on the Company's operations. In the event of any assessment, the Company's income and results of operations could be affected up to the amount of the tax imposed.

WORKERS' COMPENSATION

  Until July 1997, the Company did not subscribe to the workers' compensation insurance program in the State of Texas. As such, the Company's employees have the right to sue the Company for negligence relating to injuries that occurred prior to the Company participating in such program, and the Company would be prevented from asserting contributory negligence and certain other defenses in connection with any such lawsuit. In addition, employees may be able to recover compensatory and punitive damages in such actions that would not be available to them if the Company had been a participant in the workers' compensation insurance program in Texas at the time of an injury. However, the Company maintained excess employer's occupational injury insurance to cover large losses. The Company has had a limited number of lawsuits by employees in connection with workers' compensation claims and the results of such lawsuits, individually and collectively, have not had a material adverse effect upon the Company's results of operations.

STOCK PRICE VOLATILITY

  The Company's Common Stock has been traded on the Nasdaq National Market since its initial public offering, and the market price of the Common Stock has fluctuated substantially since that time. In the future, the market price of the Common Stock could continue to fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other restaurant companies in the restaurant industry, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, or other developments affecting the Company or its competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

YEAR 2000

  The Company is now assessing the potential impact of the situation commonly referred to as the "Year 2000 Problem." The Year 2000 Problem, which is common to most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information related to the year 2000 and beyond. The Company is currently evaluating the expected cost to be incurred in connection with the Year 2000 Problem, but expects that such costs will not be significant.

RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are intended to be covered by safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its accelerated expansion strategy, changes in costs of food, labor and employee benefits, the ability of the Company to acquire prime locations at acceptable lease or purchase terms, seasonality of results, ability to make projected capital expenditures, store unit sales and the ability to achieve projected quarterly results, as well as general market conditions, competition, and pricing. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy and measures to implement such strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success as well as other statements which include words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend" and other similar expressions constitute forward-looking statements. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

PRICE RANGE OF COMMON STOCK

  The Company effected its initial public offering of Common Stock on August 18, 1993, at a price to the public of $6.00 per share (adjusted for the Company's 2-for-1 stock split effected in June 1995). Since that date, the Common Stock has been traded on the Nasdaq National Market. As of March 12, 1998, there were approximately 1,943 stockholders of record of the Common Stock.

  The table below sets forth, for the periods indicated, the high and low sale prices as reported on the Nasdaq National Market for the Common Stock since January 1, 1995.

                                                                   HIGH   LOW
                                                                  ------ ------
      1995
        First Quarter............................................ $15.75 $12.75
        Second Quarter...........................................  22.25  14.88
        Third Quarter............................................  22.00  16.00
        Fourth Quarter...........................................  18.25  12.50
      1996
        First Quarter............................................ $19.75 $14.00
        Second Quarter...........................................  25.75  17.50
        Third Quarter............................................  28.38  18.75
        Fourth Quarter...........................................  26.25  19.50
      1997
        First Quarter............................................ $23.25 $15.63
        Second Quarter...........................................  23.00  13.13
        Third Quarter............................................  30.00  20.88
        Fourth Quarter...........................................  32.38  18.00
      1998
        First Quarter (through March 12, 1998)................... $29.25 $21.25

  On March 12, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $29.00 per share.

DIVIDEND POLICY

  The Company's Board of Directors does not anticipate payment of any cash dividends in the foreseeable future and intends to maintain a policy of retaining earnings for reinvestment in the Company's operations. The payment of cash dividends in the future will depend upon the Company's earnings levels, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors. Pursuant to the Company's revolving credit facility with a group of banks headed by Bank of America, the Company is restricted in paying cash dividends to an amount not to exceed 10% of the Company's net income for the previous fiscal year.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,370,000 shares of Common Stock offered by the Company hereby are estimated to be $90,742,750 ($102,681,500 if the over-allotment option is fully exercised). In addition, the Company will receive $4,247,000 upon the exercise of stock options by certain Selling Stockholders for shares to be sold in this offering ($4,692,000 if the over-allotment option is fully exercised). The Company intends to use the net proceeds to repay approximately $50 million that has been drawn under the revolving credit facility, finance the development or acquisition of additional restaurants and for general corporate purposes. The revolving credit facility permits the Company to borrow from time to time up to $125 million and terminates on June 1, 2000. Amounts drawn under the revolving credit facility bear per annum interest generally payable quarterly at the Eurodollar rate plus 0.6% or at a defined bank's Base Rate. The revolving credit facility is governed by certain financial covenants, including minimum tangible net worth, a maximum leverage ratio and a minimum fixed charge coverage ratio.

  The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                CAPITALIZATION

  The following table sets forth the short-term debt and the capitalization of the Company as of December 31, 1997, (i) on an actual basis, and (ii) on an as adjusted basis to reflect the sale of 3,370,000 shares of Common Stock offered by the Company hereby, and to reflect the repayment of approximately $50 million of debt incurred under the Company's revolving credit facility and the exercise of 313,000 stock options by certain of the Selling Stockholders. See "Use of Proceeds."

                                                           DECEMBER 31, 1997
                                                        -----------------------
                                                            (IN THOUSANDS)
                                                         ACTUAL  AS ADJUSTED(1)
                                                        -------- --------------
Short-term notes payable and current portion of long-
 term notes and other obligations...................... $     72    $     72
                                                        ========    ========
Long-term notes and other obligations, noncurrent...... $ 50,235    $    235
Stockholders' equity:
 Preferred Stock, $0.01 par value; 2,000,000 shares
  authorized; 2,702 shares outstanding.................       --          --
 Common Stock, $0.01 par value; 60,000,000 shares
  authorized; actual: 26,004,449 shares outstanding; as
  adjusted: 29,687,449 shares outstanding..............      260         297
 Additional paid-in capital............................  250,936     347,398
 Retained earnings.....................................   45,542      45,542
                                                        --------    --------
    Total stockholders' equity.........................  296,738     393,237
                                                        --------    --------
      Total capitalization............................. $346,973    $393,472
                                                        ========    ========

--------

(1) Includes 313,000 shares of Common Stock to be issued upon exercise of stock options immediately prior to the closing of this offering which will be sold by certain Selling Stockholders in this offering for which the Company will receive $4,247,000 of option exercise proceeds.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected consolidated financial information presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997 is derived from the consolidated financial statements of the Company. The following selected consolidated financial information should be read in conjunction with the Company's consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein, or incorporated by reference.

                                    YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------
                            1993        1994      1995      1996        1997
                          --------    --------  --------  --------    --------
INCOME STATEMENT DATA
 (1)
Revenues:
  Restaurant............  $ 58,041    $ 96,262  $149,737  $232,597    $311,673
  Processing plant......     2,626       4,511     7,883     3,510          --
                          --------    --------  --------  --------    --------
  Total revenues........  $ 60,667    $100,773  $157,620  $236,107    $311,673
Operating costs and ex-
 penses:
  Cost of sales.........    18,759      31,424    47,978    72,304      95,639
  Restaurant labor......    14,591      23,986    38,595    60,249      80,837
  Other restaurant
   operating expenses...    13,614      21,606    31,662    51,077      66,227
  Merger costs..........        --          --        --    25,971(2)       --
  Depreciation and
   amortization.........     1,783       4,060     7,817    12,978      17,080
  Processing plant cost
   of sales and
   operating expenses...     2,519       4,328     7,686     3,857          --
  General and
   administrative
   expenses.............     4,147       6,117     8,437     9,447      10,517
                          --------    --------  --------  --------    --------
    Total operating
     costs and expenses.    55,413      91,521   142,175   235,883     270,300
Operating income........     5,254       9,252    15,445       224(2)   41,373
Other (income) expense:
  Interest (income)
   expense, net.........       (47)       (915)   (1,604)   (2,379)     (1,063)
  Other, net............      (130)         39        55       318        (394)
                          --------    --------  --------  --------    --------
    Total other (income)
     expense............      (177)       (876)   (1,549)   (2,061)     (1,457)
Income before income
 taxes and cumulative
 effect of accounting
 change ................     5,431      10,128    16,994     2,285(2)   42,830
Provision for income
 taxes..................     1,543(3)    3,520     5,946       779      15,400
                          --------    --------  --------  --------    --------
Income before cumulative
 effect of accounting
 change.................     3,888(3)    6,608    11,048     1,506(2)   27,430
Cumulative effect of
 accounting change......       223          --        --        --          --
                          --------    --------  --------  --------    --------
Net income..............  $  4,111(3) $  6,608  $ 11,048  $  1,506(2) $ 27,430
                          ========    ========  ========  ========    ========
Net income before
 cumulative effect of
 accounting change per
 share..................  $   0.34
Cumulative effect of
 accounting change per
 share..................  $   0.02
                          --------
Net income per share--
 basic..................  $   0.36    $   0.41  $   0.58  $   0.06(2) $   1.07
                          ========    ========  ========  ========    ========
Net income per share--
 diluted................  $   0.36    $   0.41  $   0.57  $   0.06(2) $   1.03
                          ========    ========  ========  ========    ========
Weighted average number
 of common shares--
 basic..................    11,266      16,098    19,051    23,360      25,518
                          ========    ========  ========  ========    ========
Weighted average number
 of common shares and
 common share
 equivalents--diluted...    11,266      16,098    19,300    24,100      26,600
                          ========    ========  ========  ========    ========
BALANCE SHEET DATA (AT
 END OF PERIOD)(1)
Working capital.........  $  8,931    $ 23,258  $ 11,279  $ 64,377    $ 35,058
Total assets............    48,339      99,667   187,866   281,199     382,281
Short-term notes payable
 and current portion of
 long-term notes and
 other obligations......       896         855     2,677       492          72
Long-term notes and
 other obligations,
 noncurrent.............     3,054       5,494    16,204       221      50,235
Stockholders' equity....  $ 38,428    $ 82,966  $144,791  $256,447    $296,738

--------
(1) On August 9, 1996, the Company acquired Bayport pursuant to the Bayport Merger. The Bayport Merger was accounted for as a pooling of interests and, accordingly, the consolidated financial statements of the Company have been restated to include the accounts and operations of Bayport for all periods represented.
(2) In connection with the Bayport Merger, the Company incurred certain costs. Without giving effect to such costs, the Company's income before income taxes, net income, and net income per share (diluted) would have been approximately $28,257, $18,000 and $0.75, respectively.
(3) Presented on a pro forma basis to give effect to a pro forma tax provision as a result of the Company's conversion from S Corporation to C Corporation status upon consummation of the Company's initial public offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  As of December 31, 1997, the Company owned and operated 115 full-service, casual dining seafood restaurants located in 25 states. In addition, the Company operates three limited-menu take-out service units.

  The Company's operations may be impacted by changes in federal and state taxes and other federal and state governmental policies, which include many possible factors such as the level of minimum wages, the deductibility of business and entertainment expenses, levels of disposable income, and national and regional economic growth. The enactment of staged increases to the federally mandated minimum wage has increased the Company's labor costs. Effective October 1, 1996, the federal minimum wage increased from $4.25/hour to $4.75/hour, and further increased to $5.15/hour effective September 1, 1997. The new minimum wage increases affected primarily initial entry-level wages of the least skilled jobs in the Company's restaurant kitchens, as the federal law mandated an offsetting increase in the tip-credit amounts for tipped employees (i.e., waitstaff). However, the increases in minimum wage have increased pressure for further wage increases of the other restaurant staff.

  Upon the consummation of the Bayport Merger in 1996 the Company recognized a one-time charge of approximately $26 million before taxes and $17 million after provision for income taxes. The American Institute of Certified Public Accountants may issue a proposed accounting standard during 1998 that would require entities to expense pre-opening costs as incurred. If adopted, the standard may require the Company to expense previously capitalized pre-opening costs as a cumulative effect of a change in accounting principle. At December 31, 1997, unamortized pre-opening costs were $5,162,503.

RESULTS OF OPERATIONS

 Restaurant Profitability

  The following table sets forth the percentage relationship to total restaurant revenues of certain restaurant operating data for the periods indicated:

                                                               YEAR ENDED
                                                               DECEMBER 31
                                                            -------------------
                                                            1995   1996   1997
                                                            -----  -----  -----
      Restaurant revenues.................................. 100.0% 100.0% 100.0%
      Restaurant cost of sales.............................  32.0   31.1   30.7
      Restaurant labor.....................................  25.8   25.9   25.9
      Other restaurant operating expenses (1)..............  21.2   21.9   21.2
                                                            -----  -----  -----
      Restaurant level profit (1)..........................  21.0%  21.1%  22.2%
                                                            =====  =====  =====

--------
(1) Excludes depreciation and amortization.

 Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

  Revenues increased $75,565,680, or 32.0%, from $236,106,877 to $311,672,557 for the year ended December 31, 1997, compared to the year ended December 31, 1996. The increase in revenues was attributable to revenues from new restaurant openings offset by a reduction in processing plant revenues. There was a nominal change in revenues from units opened prior to 1996.

  As a primary result of increased restaurant revenues, restaurant cost of sales increased $23,335,688, or 32.3%, from $72,303,748 to $95,639,436 for the year ended December 31, 1997 compared to the prior year. Restaurant cost of sales as a percentage of restaurant revenues for the year ended December 31, 1997 decreased to 30.7% from 31.1% in 1996. The decrease in restaurant cost of sales as a percentage of restaurant revenues reflects slightly lower product costs and better management cost controls in 1997. Product prices for shrimp, which are a very high use product, are expected to be higher in 1998 than in 1997. This cost increase may be partially offset by decreases in other product costs and management measures, but the overall effect may increase restaurant cost of sales as a percentage of revenues in 1998.

  Restaurant labor expenses increased $20,588,224, or 34.2%, from $60,248,830 to $80,837,054 for the year ended December 31, 1997 compared to the prior year, primarily as a result of increased openings of new restaurants. Restaurant labor expenses as a percentage of restaurant revenues for the year ended December 31, 1997, remained flat in 1997 and 1996 at 25.9%. The Company continues to experience labor cost pressures attributable in part to recent increases in federally mandated minimum wages.

  Other restaurant operating expenses increased $15,150,467, or 29.7%, from $51,076,737 to $66,227,204 for the year ended December 31, 1997, compared to the prior year, as a result of increased revenues and the opening of new restaurants. Such expenses decreased as a percentage of restaurant revenues to 21.2% from 21.9% primarily due to revenue growth of newly opened restaurants exceeding the increase in other restaurant operating expenses.

  Depreciation and amortization expenses increased $4,101,307, or 31.6%, from $12,978,075 to $17,079,382 in 1997, compared to the prior year. The dollar increase was primarily due to the addition of new restaurants and purchases of new equipment. Depreciation and amortization as a percentage of restaurant revenue remained flat in 1997 and 1996 at 5.5%. A decrease in pre-opening amortization expense during the first six months of 1997 was offset by a subsequent increase in pre-opening expense during the last six months of 1997. These changes were due to changes in the number of units subject to amortization and changes in the per unit pre-opening expenses.

  General and administrative expenses increased $1,069,952, or 11.3%, from $9,446,541 to $10,516,493 for the year ended December 31, 1997, compared to the prior year, and decreased as a percentage of restaurant revenues to 3.4% from 4.1%. During the first seven months of 1996, Landry's and Bayport operated as separate companies and were, therefore, incurring separate general and administrative expenses to support each company's separate growth plans. However, upon the consummation of the Bayport Merger, Bayport's corporate offices were closed and substantially all of Bayport's office employees were terminated. As a result, general and administrative expenses, as a percentage of revenues, were less than the combined expenses of the separate companies for 1997, compared to the prior year. The dollar increase resulted primarily from increased personnel, salaries and travel to support the combined Company's expansion plans offset by the reduction of Bayport's general and administrative expenses upon consummation of the Bayport Merger.

  The decrease in net interest income of $1,317,014 is the result of lower excess cash balances in 1997, as compared to the prior year. The change in other expense was not deemed significant.

  Provision for income taxes increased due to the increase in the Company's income. The Company anticipates that its 1998 effective tax rate may decline primarily due to the effect of FICA tax tip credits.

 Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

  Restaurant revenues increased $82,859,829, or 55.3%, from $149,736,680 to $232,596,509 for the year ended December 31, 1996, compared to the year ended December 31, 1995. The increase in revenues was attributable to revenues from new restaurant openings. There was a nominal change in revenues from units opened prior to 1995. Several of the Company's restaurants that opened during 1995 opened at volumes in excess of the Company's average unit volumes. Subsequently, however, the Company has experienced a moderation of their initial unit volumes.

  As a primary result of increased revenues, restaurant cost of sales increased $24,325,584, or 50.7%, from $47,978,164 to $72,303,748 for the year ended December 31, 1996 compared to the prior year. Restaurant cost of sales as a percentage of restaurant revenues for the year ended December 31, 1996 decreased to 31.1% from 32.0% in 1995. The decrease in restaurant cost of sales as a percentage of restaurant revenues reflects favorable product prices and better management cost controls in 1996.

  Restaurant labor expenses increased $21,654,012, or 56.1%, from $38,594,818 to $60,248,830 for the year ended December 31, 1996 compared to the prior year. Restaurant labor expenses as a percentage of restaurant revenues for the year ended December 31, 1996, increased to 25.9% from 25.8% in 1995. The increase in restaurant labor expenses as a percentage of restaurant revenues was primarily a result of increased labor costs of new Crab House restaurants.

  Other restaurant operating expenses increased $19,413,943, or 61.3%, from $31,662,794 to $51,076,737 for the year ended December 31, 1996, compared to the prior year, as a result of increased revenues and the opening of new restaurants in 1996. Such expenses increased as a percentage of restaurant revenues to approximately 21.9% in 1996 from 21.2% in 1995 primarily a result of higher occupancy and other operating costs of new Crab House restaurants.

  Depreciation and amortization expenses increased $5,160,809, or 66.0%, from $7,817,266 to $12,978,075 for the year ended December 31, 1996, compared to the prior year. The increase was primarily due to the addition of new restaurants and purchases of new equipment.

  General and administrative expenses increased $1,009,657, or 12.0%, from $8,436,884 to $9,446,541 for the year ended December 31, 1996, compared to the prior year, and decreased as a percentage of total revenues to 4.0% from 5.4%. During 1995 and the first seven months of 1996 Landry's and Bayport operated as separate companies and were, therefore, incurring separate general and administrative expenses to support each company's separate growth plans. However, upon the consummation of the Bayport Merger, Bayport's corporate offices were closed and substantially all of Bayport's office employees were terminated. As a result, general and administrative expenses were less than the combined expenses of the separate companies, causing the decrease in general and administrative expenses as a percentage of sales in 1996 compared to 1995. In August 1996, merger costs were incurred related to the Bayport Merger. These costs primarily include investment banking fees, legal and accounting fees, printing, filing and related costs, employee severance payments and write-off of specific assets which included duplicative facilities locations and certain non-operating properties.

  Net interest income increased by $775,350 from $1,604,081 to $2,379,431 in 1996 compared to 1995. The increase resulted primarily from the Company's investment of excess cash in interest bearing securities subsequent to the Company's public stock offerings. Other expenses were not deemed significant.

  Provision for income taxes decreased by $5,166,399 from $5,945,850 in 1995 to $779,451 in 1996 primarily due to the change in the Company's income.

LIQUIDITY AND CAPITAL RESOURCES

  In 1995, the Company, exclusive of Bayport, spent approximately $71 million on capital expenditures. Since 1993, the Company has funded capital expenditures primarily from proceeds of common stock offerings, and in part from cash flow from operations. Separately, Bayport spent approximately $19 million in 1995 on capital expenditures, which was primarily funded out of borrowings.

  In 1996, the combined capital expenditures of the Company were approximately $64 million. The Company funded capital expenditures out of existing cash balances and cash flow from operations during 1996. Bayport's portion of capital expenditures was funded, up to the date of the Bayport Merger, out of additional borrowings. In addition, the Company incurred merger costs related to the acquisition of Bayport and repaid the pre-merger outstanding indebtedness of Bayport. As a result, the combined entities cash balances declined from approximately $119 million at June 30, 1996, immediately prior to the Bayport Merger, to approximately $57 million at December 31, 1996, and the majority of the outstanding debt of the combined companies was repaid. For the year ended December 31, 1997, the capital expenditures of the Company were approximately $136 million which were primarily funded out of existing cash balances, cash flow from operations and borrowings.

  The Company has a $125 million line of credit from a syndicate of banks which expires in June 2000. The line of credit is available for expansion, acquisitions and general corporate purposes. At December 31, 1997, the Company had $50 million outstanding under this credit facility at an average interest rate of 6.65% and had cash balances aggregating approximately $17.2 million. These borrowings were used to fund capital expenditures and working capital.

  The Company's current development plans are to open approximately 45 restaurants during 1998, of which eight were opened as of March 12, 1998, and 35 were under construction or development. During 1997, the Company commenced construction on a development plan for a waterfront area in South Houston (the "Kemah Development"). The Kemah Development includes up to eight restaurant sites, with additional light retail and hotel/motel facilities in a master planned development. The Company currently operates five restaurants in this development, and has not determined which portions of the remaining development it will operate or sublease. Further, the Company is evaluating the feasibility of building a multistory office building for the Company's corporate headquarters. Due to the Company's rapid growth and increasing office needs, the Company has experienced difficulty in obtaining adequate office space within the desired immediate area of its existing office. To this end, in July 1997 the Company acquired a four acre undeveloped land parcel in Houston.

  Exclusive of any acquisitions or large real estate purchases, the Company currently expects to incur capital expenditures of approximately $125 million in l998, depending upon the actual timing of construction expenditures, the number of land purchases, the amount of expenditures spent on remodels, and the mix of leased, owned or conversion type locations, and the actual timing and number of restaurants built. The Company expects that its average per unit investment cost, excluding real estate costs, capitalized interest costs and pre-opening expenses, will approximate $1.9 million. However, individual unit investment costs can vary from management's expectations due to a variety of factors. Moreover, average unit investment costs are dependent upon many factors, including competition for sites, location, construction costs, unit size and the mix of conversions, build-to-suit, leased and fee-owned locations. The Company currently anticipates that it will continue to purchase a portion of its new restaurant locations, which are expected to be more costly than leased locations. Separately, the Company may spend up to $12 to $15 million on the Kemah Development and approximately $5 million on the corporate headquarters development, both of which will be spread over the next several fiscal years. The Company is reviewing its alternative options related to the corporate headquarters development, including the viability of a sale-leaseback, an outright sale and other options. The Company believes that existing cash balances, cash generated from operations and potential financing sources will be sufficient to satisfy the Company's working capital and planned capital expenditures through 1998.

  Upon completion of this offering, the Company believes there will be sufficient finances to complete planned capital expenditures through 1999.

SEASONALITY AND QUARTERLY RESULTS

  The Company's business is seasonal in nature, with revenues and, to a greater degree, operating profits being lower in the first and fourth quarters than in other quarters due to the Company's reduced winter volumes. The Company has and continues to open restaurants in highly seasonal tourist markets and has further noted that the Joe's Crab Shack concept restaurants tend to experience an even greater seasonality and sensitivity to weather. The timing of unit openings can and will affect quarterly results. The Company anticipates some moderation in revenues from the initial volumes of new units.

IMPACT OF INFLATION

  Management does not believe inflation has had a significant effect on the Company's operations during the past several years. Management believes the Company has historically been able to pass on increased costs through menu price increases, but there can be no assurance that it will be able to do so in the future. Future increases in land and construction costs could adversely affect the Company's ability to expand.

                                   BUSINESS

GENERAL

  The Company owns and operates full-service, mid-priced, casual dining, seafood restaurants located in 26 states, under the restaurant divisional names "Joe's Crab Shack," "Landry's Seafood House," and "The Crab House." As of March 12, 1998, the Company operated 123 full service restaurants, including 59 Joe's Crab Shack restaurants, 43 Landry's Seafood House division restaurants and 21 The Crab House restaurants. In addition, the Company operates three limited-menu take-out service units. Management believes that the Company's restaurants appeal to a broad range of customers by offering generous portions of fresh seafood and excellent service in a high energy environment at an attractive price-value relationship. The first Landry's Seafood House restaurant opened in 1980. In 1988, Mr. Tilman J. Fertitta acquired sole ownership of the two existing Landry's restaurants. The first Joe's Crab Shack was acquired by the Company in 1994. Following his 1988 acquisition, Mr. Fertitta instituted: (i) new financial, accounting and reporting systems; (ii) financial incentives for employees; (iii) a system for training, supervising and retaining employees; (iv) a program for hiring top management personnel; (v) a site selection and growth strategy; and (vi) an operating philosophy emphasizing customer service and quality control. As a result of the implementation of these programs, profitability increased substantially, and the Company commenced an expansion program.

RESTAURANT CONCEPTS AND STRATEGY

  Management believes that the relatively small number of national and regional chain restaurants competing in the seafood segment of the restaurant industry, as compared to other restaurant segments, provides the Company a significant opportunity to capitalize on its high energy, casual dining seafood restaurant concepts.

  The key elements of the Company's restaurant concepts and strategy include the following:

  Variety and Value. The Company's restaurants provide customers an attractive price-value relationship by serving generous portions of fresh, high quality seafood at moderate prices. The restaurants feature a wide variety of broiled, grilled and fried seafood items, including red snapper, shrimp, crawfish, crab and lump crabmeat, lobster, soft shell crabs, oysters, scallops, flounder and other traditional seafood items, many with a choice of unique seasonings, stuffings and toppings. These items are complemented by unique side dishes, salads, garlic bread, appetizers, and desserts presented in a visually appealing manner.

  Commitment to Customer Satisfaction. The Company is committed to providing its customers prompt, friendly, efficient service, keeping table-to-waitstaff ratios low, and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality. Through the use of comment cards and a 1-800 telephone number, senior management receives valuable feedback from customers and, through prompt responses, demonstrates a continuing interest in customer satisfaction.

  Distinctive Design and Decor and Casual Atmosphere. Each restaurant concept has a distinctive appearance and a flexible design which can accommodate a wide variety of available sites. The Joe's Crab Shack restaurants are designed to appear like an old fishing camp with a wood facade, tin roof and a raised outside deck. Many of the Joe's Crab Shack facilities incorporate a small playground area for children adjacent to family dining areas. For Landry's Seafood House, the Company has developed a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade creating the feeling of a traditional old seafood house restaurant. The Crab House restaurants feature a casual nautical theme, and many include a fresh seafood salad bar. A casual, energetic dining atmosphere is created for all of the Company's restaurants through the design and decor of the dining areas, which generally display vibrant, colorful interiors. In many locations, the Company's restaurants provide outdoor patio service for a more casual, open-air dining experience and often feature waterfront views.

  High Profile Restaurant Locations. The Company's site selection strategy is to locate its restaurants in markets which provide a balanced mix of tourist, convention, business, and residential clientele. A variety of factors are analyzed in the site selection process, including local market demographics, site visibility, aesthetics (including waterfront views) and accessibility and proximity to significant generators of potential customers such as major retail centers, office complexes, hotel concentrations, convention and entertainment complexes, historical areas and entertainment facilities (stadiums, arenas, theaters, etc.). Management believes that this strategy results in a high volume of new and repeat customers and provides the Company with increased name recognition in new markets. The Company's current restaurants are located in areas that satisfy the Company's site selection strategy.

  Commitment to Attracting and Retaining Quality Employees. By providing extensive training and attractive compensation, the Company fosters a strong corporate culture and encourages a sense of personal commitment from its employees. The Company has a monthly cash bonus program establishing performance goals on a restaurant-by- restaurant basis for each restaurant's management team pursuant to which management believes restaurant managers typically earn bonuses equal to between 15% and 25% of their total cash compensation. The Company has historically utilized a program of extensive background checks for prospective management employees (including criminal checks, credit checks and drug screening). Management believes its policies have resulted in a low rate of management-level employee turnover.

EXPANSION STRATEGY

  Since 1990, the Company has pursued an accelerated expansion strategy through the opening of new restaurants or the conversion of existing restaurants. The Company's current development plan is to open at least 45 new restaurants in 1998, of which eight restaurants were open and 35 restaurants were under construction or development as of March 12, 1998. The number of restaurants actually opened will vary depending upon, among other things, the Company's ability to locate suitable restaurant sites, the Company's ability to obtain satisfactory lease or purchase arrangements for its restaurant locations, the availability of funds to construct and open such restaurants, the Company's ability to obtain on a timely basis all necessary governmental permits to construct and operate such restaurants, the Company's ability to adequately manage the construction or conversion of such restaurants, the Company's ability to hire, train and retain skilled management and other restaurant personnel and general economic conditions. See "Risk Factors-- Growth." The Company plans to continue expanding principally through the opening of new restaurants. From time-to-time, the Company will evaluate the strategic acquisition of existing restaurants. The Company will also consider the conversion of existing restaurant concepts to one of its existing concepts, as well as possibly acquiring existing restaurants with complementary concepts. The Company has no present understandings or agreements to acquire any restaurant concepts.

  The Company plans to focus expansion efforts primarily in the southern and midwestern portions of the United States, although the Company has and will continue to develop or acquire restaurants in cities outside of this area. Further development of locations in an existing market are likely to occur where management believes the area can effectively support additional quality seafood restaurants. In connection with this expansion effort, the Company's primary growth will utilize the Joe's Crab Shack concept although additional restaurants will be built in the Landry's Seafood House and The Crab House divisions of the Company. The Company believes that the increased consumption of seafood due to its taste, variety and perceived health advantages, combined with the excellent unit economics of its restaurants, support the Company's decision to concentrate its expansion efforts on quality seafood restaurants in strategically targeted markets. The Company has designated a team of employees that are responsible for opening new restaurant locations, including kitchen personnel and other individuals who are trained as hosts, waiters, floor managers and bartenders. The Company has enhanced its management training program to enable assistant general managers to be promoted to general managers. The Company believes that through its training program and the hiring of outside personnel it will be able to support its expansion strategy.

UNIT ECONOMICS

  For the 12-month period ended December 31, 1997, the 78 restaurants opened prior to January 1, 1997 generated average restaurant revenues of approximately $3,000,000, average restaurant cash flow of approximately $630,000 (or 21.0% of revenues), and average restaurant operating income (after depreciation, but before amortization of pre-opening expenses) of approximately $507,000 (or 16.9% of revenues). Historically, the Company has leased a substantial number of its restaurant sites to minimize the costs of opening a new restaurant. However, the Company has purchased a number of its restaurant locations. The Company's approach to opening new restaurants has been to control its required investment by using its own in-house construction capabilities as a general contractor to build-out or renovate its new restaurant sites. Excluding real estate costs and pre-opening expenses, the average cash investment to open new restaurants in 1997 was approximately $1.97 million per unit. However, the average cash investment for the last 10 restaurants opened in 1997 by the Company, which were all Joe's Crab Shack restaurants, was approximately $1.67 million. The Company expects that its average investment per unit opened will be reduced from the overall 1997 average to an average of approximately $1.9 million in 1998 due primarily to an overall reduction of the average unit size from those opened during 1997 and its continued emphasis on the Joe's Crab Shack concept. Such restaurants generally cost less to construct than Landry's Seafood House or The Crab House restaurants. However, individual unit investment costs could vary due to a variety of factors. Moreover, average unit investment costs are dependent upon many factors including competition for sites, location, construction costs, unit size and the mix of conversions, build-to-suit and leased locations. The Company currently anticipates that it will continue to purchase a number of its new restaurant locations, which are expected to be more costly than leased locations.

RESTAURANT LOCATIONS

  The Company's restaurants range in size from 5,000 square feet to 16,000 square feet, with the average restaurant approximating 8,000 square feet. The restaurants generally have dining room floor seating for approximately 215 customers, many with patio seating on a seasonal basis, and bar seating for approximately 10 to 20 additional customers.

  The following table provides information with respect to the states in which the Company's existing full service restaurants were open as of March 12, 1998:

                         NUMBER
                           OF
STATE                    UNITS
-----                    ------
Alabama.................    3
Arizona.................    4
Arkansas................    1
California..............    2
Colorado................    5
Florida.................   18
Georgia.................    3
Illinois................    4
Indiana.................    1
Kentucky................    1
Louisiana...............    4
Maryland................    1
Michigan................    1
Mississippi.............    1

                           NUMBER
                             OF
STATE                      UNITS
-----                      ------
Missouri..................    3
Nevada....................    2
New Jersey................    1
New Mexico................    1
New York..................    2
North Carolina............    1
Ohio......................    5
Oklahoma..................    2
South Carolina............    8
Tennessee.................    7
Texas.....................   41
Virginia..................    1
                            ---
  Total...................  123
                            ===

MENU

  The Company's restaurants offer a wide variety of high quality, broiled, grilled, and fried seafood items at moderate prices, including red snapper, shrimp, crawfish, lump crabmeat, lobster, oysters, scallops, flounder, and other traditional seafood items, many with a choice of unique seasonings, stuffings and toppings. The Company's restaurants' menus also include a wide variety of seafood appetizers, salads, soups and side dishes. In order to provide an alternative to seafood items, the Company's restaurants also offer high quality beef, fowl, pastas, and other American food entrees. The Company's restaurants also feature a unique selection of desserts made fresh on a daily basis at each location. Many of the Company's restaurants offer complimentary salad and garlic bread with each entree, as well as certain lunch specials and lower priced children's entrees.

  The Company's restaurants emphasize a complete dining experience, and, accordingly, full liquor service is available. Alcoholic beverages are primarily served to complement meals, with sales of alcoholic beverages accounting for between 15% and 16% of the Company's revenues in 1997. The Company's restaurants generally serve both lunch and dinner. The average dinner entree menu price for the Company's restaurants is between $11 and $13, excluding menu entree items which are priced daily "at market," based on cost and availability to the Company's restaurants. At certain of the Company's restaurants there is a separate lunch menu with reduced prices on selected entrees.

MANAGEMENT AND EMPLOYEES

  The Company's policy is to staff its restaurants with management that has significant experience in the restaurant industry. The Company believes its strong team-oriented culture helps it attract and retain highly motivated employees who provide customers with a level of service superior to that normally found in other restaurants. The Company trains its kitchen employees and waitstaff to take great pride in preparing and serving food in accordance with the strict standards established by the Company. Restaurant managers and staff are trained to be courteous and attentive to customer needs, and the managers, in particular, are instructed to visit each table. Senior corporate management holds weekly group meetings with restaurant general managers to discuss individual restaurant performance and customer comments. Moreover, the Company requires general managers to hold regular staff meetings at their individual restaurants. Compliance with the Company's quality requirements is monitored through periodic on-site visits and formal periodic inspections by the regional field manager and supervisory personnel from the Company's corporate offices.

  The management staff of a typical Company restaurant consists of a five-person management team (one general manager, two kitchen managers, and two floor managers) with the general manager having overall responsibility for restaurant operations. The general managers typically have been promoted after training in all areas of restaurant level management within the Company. The kitchen managers in each restaurant supervise kitchen operations, which allows the general managers to spend most of their time in the dining area of the restaurant supervising the staff and providing service to customers. Each restaurant management team is eligible to receive monthly incentive bonuses subject to achievement of operating performance objectives specifically tailored for such restaurant for each monthly period. These employees typically earn between 15% and 25% of their total cash compensation under this program. In addition, restaurant managers are entitled to participate in the Company's stock option plans.

  The Company has historically spent considerable effort in screening prospective employees and training and developing employees, allowing it to promote from within. The Company requires each employee to participate in a formal training program that utilizes departmental training manuals, examinations and a scheduled evaluation process. Newly hired waitstaff are required to spend from 5 to 10 days in training before they serve customers. The Company has historically utilized a program of extensive background checks for prospective management employees such as criminal checks, credit checks, and drug screening. Management believes that its policies have resulted in a reduced rate of management-level employee turnover. Management training encompasses three general areas including: (i) all service positions; (ii) management accounting, personnel management, and dining room and bar operations; and (iii) kitchen management, which entails food preparation and quality controls, cost controls, training, ordering and receiving, and sanitation operations. Due to the Company's enhanced training program, management training customarily lasts approximately 8 to 12 weeks, depending upon the trainee's prior experience and performance relative to the Company's objectives. As the Company expands, it will need to hire additional management personnel and its continued success will depend in large part on its ability to attract, train, and retain quality management employees.

  As of January 1, 1998, there were approximately 30 individuals involved in regional management functions. As the Company grows, it plans to increase the number of regional managers, and to have each regional manager responsible for a limited number of restaurants within those geographic regions. The Company plans to promote experienced restaurant level management personnel to serve as future regional managers as well as hire needed personnel from outside the Company.

  As of December 31, 1997, the Company employed approximately 8,200 persons, of whom approximately 640 were restaurant managers or manager-trainees, approximately 260 were corporate and administrative employees, and the rest were hourly employees. Each restaurant employs an average of approximately 70 to 100 people, depending on seasonal needs. The Company considers its employees to be high quality and believes that its management level employee turnover is within industry standards. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relationship with employees to be satisfactory.

CUSTOMER SATISFACTION

  The Company is committed to providing its customers prompt, friendly, efficient service, keeping table-to-waitstaff ratios low and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality. Through the use of comment cards and a 1-800 telephone number, senior management receives valuable feedback from customers and through prompt responses demonstrates a continuing interest in customer satisfaction. The Company emphasizes availability of the items on its menu and, if an item is in short supply, restaurant level management is expected to use its initiative to procure the item immediately.

PURCHASING

  The Company strives to obtain consistent quality items at competitive prices from reliable sources. The Company continually researches and surveys various products in an effort to obtain the highest quality products possible and to be responsive to changing customer tastes. In order to maximize operating efficiencies and to provide the freshest ingredients for its food products while obtaining the lowest possible prices for the required quality, each restaurant's management team determines the daily quantities of food items needed and orders such quantities from major suppliers at prices often negotiated directly with the Company's corporate office.

  The Company currently uses many distributors for obtaining its seafood products in order to maintain the freshness and quality required by the Company, all of which are available on short notice from qualified suppliers. For non-seafood items, the Company generally uses one national distributor in order to achieve certain cost efficiencies, but such items are available on short notice from alternative qualified suppliers. The Company has not experienced any significant delays in receiving its food and beverage inventories, restaurant supplies or equipment.

ADVERTISING AND MARKETING

  The Company employs a marketing strategy that utilizes frequent, high profile advertising in order to attract new customers and establish a high level of name recognition. The Company relies primarily on word-of-mouth publicity, billboards with distinctive graphics, travel and hospitality magazines and print advertising. The Company uses multiple billboards on highways leading to its restaurants to direct potential customers from the highways to the restaurants, as well as to build name recognition within each market. Additionally, many of the restaurants offer facilities for banquets, meetings and private parties. The Company's advertising expenditures for 1997 were approximately 1.5% of revenues.

RESTAURANT REPORTING

  Financial controls are maintained through management of an accounting and management information system that is implemented at the restaurant level. Administrative and management staff prepare daily reports of cash, deposits, sales, sales mix, labor, and customer counts. Physical inventories of food, beverage and supply items are taken weekly. Weekly and monthly costs of sales and profit and loss statements are compiled by the Company's accounting department and provided to the regional managers for analysis and comparison to the Company's budgets. The Company closely monitors sales, costs of sales, labor and restaurant trends. Weekly sales data is used by management to detect trends from location to location and negative trends are immediately investigated and remedied where possible. The Company purchases food carefully and, through tight controls, keeps food and beverage waste and theft to a minimum. Management believes that its current systems are adequate for its planned expansion strategy.

RESTAURANT SECURITY

  The Company takes precautions to protect individual restaurant locations against theft, robbery and other breaches of security through security procedures and sophisticated alarm and surveillance systems. A component of the Company's emphasis on restaurant security is the employment of a licensed peace officer as Director of Security. The Director of Security, who reports directly to the corporate office, supervises the installation and operation of individual restaurant security systems and performs monthly security inspections at each restaurant to monitor compliance with the Company's policies relating to theft prevention, employee related security issues and restaurant facility protection. As a result of the Company's program, it has experienced no material security problem in its operations.

SERVICE MARKS

  Landry's Seafood House and Joe's Crab Shack are each registered as a federal service mark on the Principal Register of the United States Patent and Trademark Office. The Crab House is a registered design mark. In addition, the Company has registered numerous other marks related to its business and advertising.

COMPETITION

  The restaurant industry is intensely competitive with respect to price, service, the type and quality of food offered, location and other factors. The Company has many well established competitors, both seafood and non-seafood, with substantially greater financial resources and a longer history of operations than the Company. The Company competes with both locally-owned seafood and non-seafood restaurants, as well as national and regional seafood and non-seafood restaurant chains, some of which may be better established in the Company's existing and future markets. In particular, Red Lobster, a national seafood restaurant chain, operates approximately 700 seafood restaurants nationwide, many of which operate in the Company's existing and future markets. The Company also competes with other restaurant and retail establishments for sites. Changes in customer tastes, economic conditions, demographic trends and the location and number of, and type of food served by, competing restaurants could adversely affect the Company's business as could the unavailability of experienced management and hourly employees. Management believes its restaurants enjoy a high level of repeat business and customer loyalty due to high food quality, comfortable atmosphere, and friendly efficient service.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company and their ages are as follows:

          NAME            AGE                      POSITION
          ----            ---                      --------
Tilman J. Fertitta(1)(3).  40  Chairman of the Board, President and Chief
                                Executive Officer
E.A. Jaksa, Jr.(3).......  51  Executive Vice President, Chief Operating Officer,
                                and Director
Steven L. Scheinthal(3)..  36  Vice President of Administration, General Counsel,
                                Secretary, and Director
Paul S. West(3)..........  38  Vice President of Finance, Chief Financial Officer
                                and Director
Richard E. Ervin.........  41  Vice President of Restaurant Operations
Sarah A. Veach...........  37  Controller of Restaurant Operations
James E. Masucci(1)(2)(4)  65  Director
Joe Max Taylor(1)(2)(4)..  65  Director

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Executive Committee.
(4) Member of Stock Option Committee.

  The principal occupations and positions for the past five years of each of the Directors and Executive Officers of the Company are as follows:

  Mr. Fertitta has served as President and Chief Executive Officer of the Company since 1987. In 1988, he became the controlling shareholder and assumed full responsibility for all of the Company's operations. Prior to serving as President and Chief Executive Officer of the Company, Mr. Fertitta devoted his full time to the control and operation of a hospitality and development company. Mr. Fertitta is an advisory director of the Houston Rockets National Basketball Association team and serves on the boards of the Houston Livestock Show and Rodeo, Space Center Houston, the Children's Museum of Houston, The Greater Houston Convention and Visitors Bureau, Crohn's and Colitis Foundation, the Better Business Bureau of Houston, and the Childress Foundation.

  Mr. Jaksa has served as the Executive Vice President and Chief Operating Officer of the Company since 1988. His primary responsibility is new site selection, lease negotiations and restaurant construction and development. Before joining the Company, Mr. Jaksa served as President of Richmark Bancshares in Houston, Texas for five years. Mr. Jaksa is a licensed real estate broker in Texas and has owned and operated his own real estate firm and construction company.

  Mr. Scheinthal has served as Vice President of Administration, General Counsel and Secretary to the Company since September 1992. He devotes a substantial amount of time to lease and contract negotiations and is primarily responsible for the Company's compliance with all federal, state and local ordinances. Prior to joining the Company, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. Mr. Scheinthal represented the Company for approximately five years before joining the Company. He has been licensed to practice law in the state of Texas since 1984.

  Mr. West has served as Vice President of Finance and Chief Financial Officer of the Company since June 1993. Prior to joining the Company, Mr. West was a senior manager at Deloitte & Touche and a leader of their

Restaurant/Entertainment Advisors Group in Dallas, Texas. He was responsible for numerous restaurant audits and performed the annual restaurant industry operations survey and study on behalf of the National Restaurant Association and many state restaurant associations. Mr. West had been engaged in public accounting and auditing since 1981, and has been a certified public accountant since 1983.

  Mr. Ervin has served as Vice President of Restaurant Operations since 1991. Prior to that time, he was the Vice-President of Internal Controls and Director of Beverage Operations. He has 15 years of experience in high volume, multi-unit food and beverage operations. His experience includes new restaurant development and employee training programs.

  Ms. Veach has served as Controller of Restaurant Operations since January 1990. Prior to joining the Company in 1989 as an accountant, she worked as controller for American General Investment Corp. and as a tax associate for the accounting firm of Coopers & Lybrand.

  Mr. Masucci is self-employed as an advertising consultant. From 1956 until June 1996 he was employed by Capital Cities/ABC ("ABC"). His last position with ABC was as President and General Manager of KTRK-TV, an owned station of ABC in Houston, Texas, a position he held from August 1990 to June 1996. Prior to serving as President, Mr. Masucci served in various executive positions with KTRK-TV and has served as Division Vice President and Vice President of the Broadcast Division of ABC.

  Mr. Taylor is a director and member of the Executive Committee of American National Insurance Company, a publicly traded insurance company. He also serves on the Board and Audit Committee of the Transitional Learning Center of Galveston and is President and a member of the Executive Committee of Moody Gardens, Inc., which operates a public resort and entertainment facility in Galveston, Texas. Mr. Taylor is also the chief law enforcement administrator for Galveston County, Texas and serves on the Galveston County Pre-Trial Board as well as the Board of Directors of Harbourview Care Center.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by (a) the Selling Stockholders, (b) each person known to the Company owning beneficially more than five percent of the outstanding shares of the Company's Common Stock, (c) each director of the Company, and (d) all executive officers and directors of the Company as a group. The Selling Stockholders have sole voting and investment power with respect to the shares beneficially owned.

                          SHARES BEFORE THE
                              OFFERING       SHARES    SHARES AFTER THE OFFERING
                          -----------------  OFFERED  ---------------------------
                           NUMBER   PERCENT HEREBY(1)  NUMBER   PERCENT TOTAL(3)
                          --------- ------- --------- --------- ------- ---------
Tilman J. Fertitta(2)...  4,380,000  16.4%    890,000 3,490,000  11.5%  3,690,000
E.A. Jaksa, Jr.(2)......    189,167     *     125,000    64,167     *     205,000
Steven L. Scheinthal(2).    112,667     *      80,000    32,667     *     148,500
Paul S. West(2).........     93,667     *      70,000    23,667     *     137,000
Richard E. Ervin(2).....     53,334     *      38,000    15,334     *      92,000
James E. Masucci........      9,800     *          --     9,800     *      14,000
Joe Max Taylor..........      3,800     *          --     3,800     *       8,000
Putnam Investments, Inc.
 (4)....................  3,693,549  14.2%         -- 3,693,549  12.6%  3,693,549
FMR Corp (5)............  2,375,000   9.1%         -- 2,375,000   8.2%  2,375,000
All executive officers
 and directors as a
 group (8 persons) (2)..  4,846,435  17.9%  1,203,000 3,643,435  12.0%  4,299,000

--------
 * Less than 1%.
(1) Pursuant to an option granted to the Underwriters, the Selling Stockholders may sell shares to cover a portion of the Underwriters' over-allotments, if any. See "Underwriting." The address of each of the Selling Stockholders is the Company's principal executive office.

(2) Includes options to acquire 700,000, 139,167, 80,167, 81,667, 53,334 and
    1,066,935 shares of the Company's Common Stock held by Messrs. Fertitta, Jaksa, Scheinthal, West, Ervin and all executive officers and directors as a group respectively, which are exercisable within 60 days of the date of this offering. Options to purchase 125,000, 80,000, 70,000 and 38,000 shares for Messrs. Jaksa, Scheinthal, West and Ervin will be exercised immediately prior to the closing of this offering and such shares will be sold pursuant hereto.
(3) Includes all unvested options held by the Selling Stockholders and all executive officers and directors as a group.
(4) The Company has been informed by Putnam Investments, Inc. ("Putnam") that certain Putnam investment managers (together with their parent corporations, Putnam and Marsh & McLennan Companies), are considered "beneficial owners" in the aggregate of 3,693,549 shares, or 14.2%, of the Company's Common Stock. Such shares were acquired for investment purposes by such investment managers for certain of their advisory clients. The information set forth in this table has been provided to the Company by Putnam as reported on its Schedule 13G filed with the SEC. Putnam's address is One Post Office Square, 10th Floor, Boston, Massachusetts 02109.

(5) Based on a Schedule 13G filed in February 1998, FMR Corp. ("FMR") is considered the "beneficial owner" in the aggregate of 2,375,000 shares, or 9.1% of the Company's Common Stock, although no Common Stock is held directly by FMR. FMR's address is 82 Devonshire Street, Boston, Massachusetts 02109.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                       NUMBER OF
                                UNDERWRITERS                            SHARES
                                ------------                           ---------
      NationsBanc Montgomery Securities LLC........................... 1,028,925
      J.C. Bradford & Co.............................................. 1,028,925
      Morgan Stanley & Co. Incorporated............................... 1,028,925
      Piper Jaffray Inc............................................... 1,028,925
      Sanders Morris Mundy Inc........................................   457,300
                                                                       ---------
        Total......................................................... 4,573,000
                                                                       =========

  The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers, including the Underwriters, at such price less a concession not in excess of $.80 per share. The Underwriters may allow, and such dealers may reallow, a concession of not in excess of $.10 to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate maximum of 685,950 additional shares of Common Stock, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  All of the Company's officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or convertible for or convertible into shares of Common Stock, other than for the shares of Common Stock offered by the Selling Stockholders hereby provided that the foregoing will not prohibit them from making bona fide gifts to persons who agree in writing with the Underwriters to be bound by the same disposition restrictions. In addition, the Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly issue, sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock other than (i) the shares of Common Stock offered by the Company hereby, (ii) shares of Common Stock issued upon exercise of stock options and warrants and conversion of preferred stock outstanding as of the date of this Prospectus and (iii) the grant of additional options under the Company's stock option plans consistent with past practices.

  Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

  In general, the purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchase. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Stockholders by Winstead Sechrest & Minick P.C., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. No attorneys who participated in the preparation of this Prospectus own shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. In that report, that firm states that with respect to Bayport, its opinion for the 1995 period is based on the report of other independent public accountants, namely Grant Thornton LLP. The consolidated financial statements referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov.

  The Company furnishes its stockholders with annual reports containing financial statements audited by its independent auditors and makes available quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

    (b) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on July 21, 1993.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written request for such copies should be directed to Mr. Steven L. Scheinthal, Vice President-Administration, General Counsel and Secretary, 1400 Post Oak Blvd., Houston, Texas 77056, telephone number (713) 850-1010.

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  No dealer, salesperson or other person has been authorized to give any in-
formation or to make any representations other than those contained in this Prospectus in connection with this offering and, if given or made, such infor-mation or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

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                               TABLE OF CONTENTS
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
                                                                            Page
                                                                            ----
Prospectus Summary........................................................    2
Risk Factors..............................................................    6
Price Range of Common Stock and Dividend Policy...........................   10
Use of Proceeds...........................................................   11
Capitalization............................................................   11
Selected Consolidated Financial Information...............................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   17
Management................................................................   23
Principal and Selling Stockholders........................................   25
Underwriting..............................................................   26
Legal Matters.............................................................   27
Experts...................................................................   27
Available Information.....................................................   28
Incorporation of Certain Documents by Reference...........................   28

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                             4,573,000 SHARES

                        [LOGO OF LANDRY'S APPEARS HERE]

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                            NationsBanc Montgomery
                                Securities LLC

                              J.C. Bradford & Co.

                        Morgan Stanley Dean Witter

                              Piper Jaffray Inc.

                             Sanders Morris Mundy

                              March 12, 1998

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